UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                         Potters Financial Corporation
               (holding company for, and successor registrant to,
                     The Potters Savings and Loan Company)
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                                (Name of Issuer)

                   Common Shares, $1.00 par value, per share
                (successor class of securities to Common Stock,
                              $1.00 Stated Value)
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                         (Title of Class of Securities)

                                    738109107
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                                 (CUSIP Number)

                                Stephen H. Hersch
                      1578 West Jackson Street, Suite 150
                             Painesville, OH 44077
                                 (216) 350-0475
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications

                                January 22, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership office percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 738109107                                            Page 2 of 4 Pages

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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Financial Focus, L.P.

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [  ]
                                                                        (b) [XX]

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3  SEC USE ONLY

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4  SOURCE OF FUNDS*

     00

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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(E)                                                        [ ]

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6  CITIZENSHIP OR PLACE OR ORGANIZATION

     State of Delaware

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                 7   SOLE VOTING POWER

                       20,510
 NUMBER OF
   SHARES       ----------------------------------------------------------------
BENEFICIALLY     8   SHARED VOTING POWER
 OWNED BY
   EACH                -0-
 REPORTING
  PERSON        ----------------------------------------------------------------
   WITH          9   SOLE DISPOSITIVE POWER

                       20,510

                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                       -0-
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,510

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [ ]

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.1% (based on 506,169 shares outstanding as contained in the Issuer's Form 10-QSB as filed for the quarter ended September 30, 1996)
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14 TYPE OF REPORTING PERSON*

     PN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 4 Pages

         This Amendment No. 4 (the "Amendment No. 4") to the statement on
Schedule 13D dated June 30, 1996 (as of October 1, 1995), as amended by Amendment No. 1 to the statement on Schedule 13D dated June 30, 1996, as amended by Amendment No. 2 to the statement on Schedule 13D dated March 19, 1997, as amended by Amendment No. 3 to the statement on Schedule 13D dated March 19, 1997 (the "Statement"), amends the Statement by amending and restating the responses to Items 5(a), 5(b), 5(c) and 5(e) in the Statement, as stated below.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) Financial Focus may be deemed to own beneficially 20,510 shares of Common Stock held for the principal benefit of its limited partners which, based on the 506,169 outstanding shares of Common Stock as contained in the Issuer's Form 10-QSB as filed for the quarter ended September 30, 1996, represent 4.1% of such outstanding shares. Each of the Reporting Person, Polaris, Pernell and Hersch disclaims beneficial ownership of such shares of Common Stock which may be attributed to him or it, as described above in Item 2.

         (b) Financial Focus may be deemed to have sole voting power and sole disposition power with respect to 20,510 shares of Common Stock held for the principal benefit of its limited partners; if however, any of the limited partners of Financial Focus were to withdraw their capital from Financial Focus, it could be required to dispose of some of all of such shares in order to return the capital of such limited partner(s) to them and, in such case, Financial Focus may be deemed to share disposition power with the limited partners of Financial Focus with respect to such shares.

         Each of the Reporting Person, Polaris, Pernell and Hersch disclaims beneficial ownership of such shares of Common Stock attributed to him or it, as described above in Item 2.

         (c) During the past sixty (60) days, Financial Focus effected the following transaction in shares of Common Stock by making the sale of such shares on the National Association of Securities Dealers Quotation (NASDAQ) System, as follows:

                                                                PRICE
                  DATE               NO. SHARES               PER SHARE
                  ----               ----------               ---------
                  1-22-97              10,000                  $19.11

         (e) On January 22, 1997, Financial Focus ceased to be the beneficial owner of more than five percent (5%) of the shares of Common Stock.

                                                               Page 4 of 4 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    FINANCIAL FOCUS, L.P.

MARCH 19, 1997                      /s/ STEPHEN H. HERSCH
--------------                      ---------------------
     Date                           Signature

                                    Stephen H. Hersch, Senior Vice President,
                                    Polaris Private Managers Ltd., General
                                    PARTNER OF FINANCIAL FOCUS, L.P.
                                    -----------------------------------------
                                    Name/Title